EXHIBIT 99.1

PRESS RELEASE

MAGAL LAUNCHES & SHOWCASES REVOLUTIONARY NEW PERIMETER ROBOT

YAHUD, Israel – Sept. 3, 2014 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) the world leader in perimeter security solutions, will be showcasing its innovative RoboGuard at the ASIS USA show, which will be held in Atlanta, GA, on Sept. 29th.

RoboGuard is an agile surveillance robot that travels on a monorail, constantly patrolling a secured perimeter.  It conducts regular inspections of the fence line, which are essential to maintaining the integrity of the perimeter. It can also promptly respond and check on any suspected intrusion as needed.  A complete system consists of autonomous robots, each covering up to 1 km, with a battery recharging docking station for every two robots.

Eitan Livneh, President and CEO of Magal S3, commented: “Magal S3 is proud to pioneer the introduction of automation into the perimeter security market. Our challenge was to deliver an affordable solution which can accomplish two main tasks: that of routine perimeter integrity inspection, which is typically undertaken by guards a few times each day, and the uncompromising requirement to respond promptly to any and every intrusion alert – be it a nuisance alert or real security event.”

Mr. Livneh added: “Our solution is ideal for remotely monitored unmanned sites, where a timely first response by manned guards would be impractical or expensive. It can also cost-effectively augment first responders on larger critical sites like airports, seaports, military bases and prisons, where there may be insufficient resources to provide a timely response. We believe that a solution combining RoboGuard with a fence using our smart sensors is by far the most cost-effective security solution.”

More about RoboGuard

RoboGuard is a revolutionary agile scout, running on a monorail which is attached to the fence structure, powered by a rechargeable battery, with two main modes of operation:

•	Routine patrol, in which it travels autonomously at about 7 kilometers per hour, scanning and searching for perimeter anomalies such as fence holes or nearby suspicious objects

•	Fast Response, in which the robot rushes promptly to hone in on a suspected intrusion, acting as a first responder

A single robot typically covers 500 - 1,000 meters (1,600’-3,300’), depending on the required response time, with a docking station in between two adjacent robots,  servicing them both with battery recharging and wireless communication. The RoboGuard payload choice is quite flexible, but a typical configuration includes:

•	Laser scanner, that acts as a short range 3D LIDAR (Light Radar) for perimeter inspection

•	Fixed camera with IR illuminator for short range perimeter surveillance and threats verification

•	PTZ camera with IR illuminator for medium range surveillance and tracking

•	Two-way intercom between the control room and a potential intruder

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com